

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

> **Re: Interactive Brokers Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-33440**

Dear Mr. Brody:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item1. Business

Overview, page 2

1.   In future filings, please include a chart that shows your organizational and ownership structure.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exposure, page 79

2.   We note that foreign currency fluctuations have significantly impacted your results of operations in recent periods. Please explain and address the following related to your foreign currency measurements and disclosures.

- Please revise your future filings to conform your quantitative analysis of foreign currency and equity price risks to the requirements of Item 305(a)(1) of Regulation S-K. If you believe the current disclosure is adequate, explain to us which alternative is being used and how your disclosure conforms to the corresponding instructions.

- Please explain to us how the composition of currencies has remained static from December 31, 2011 through September 30, 2013, in light of the volume of your trading activity.

- Your currency risk disclosure on page 101 (Note 3 – Trading Activities and Related Risks) states that you use exchange rate contracts including cross currency swaps and currency futures contracts to manage currency risk. We also note your disclosure of currency forward contracts on page 107 (Note 6 – Fair Value). Please revise your future filings to disclose your significant accounting policies and include in your Notes to the Consolidated Financial Statements the disclosure requirements of ASC 815-10-50 (Derivatives).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12 – Employee Incentive Plans, page 114

3.   Please revise your future filings to conform to the disclosure requirements of ASC 718-10-50 and specifically include the following:

- the weighted-average exercise price of share grants outstanding at the beginning and end of the year; share grants exercisable at year-end; and share grants granted, forfeited and distributed during the period;

- the total intrinsic value of share grants exercised during the year;

- the weighted-average remaining contractual term of share grants fully vested and those expected to vest; and

- the method used to estimate fair value of the share grants and the related significant assumptions.

Definitive Proxy Statement on Schedule 14A

Board Leadership Structure, page 8

4. Please reconcile your disclosure in this section that the Board does not have a lead independent director with your disclosure on page 10 that Mr. Harris was appointed lead independent director.

Compensation Discussion and Analysis

Elements of Compensation – Bonuses, page 14

5. Please revise future filings to disclose how you establish the executive cash bonus pool.

6. In future filings, please describe in greater detail how you determine the cash bonus and long-term incentive awards granted to your named executive officers on an individual basis. While we note the subjective nature of your compensation decisions, your future disclosure should provide enough information for an investor to understand why you awarded specific amounts to each named executive officer, as well as the reasons why award amounts may have differed significantly among named executive officers. For example, we note your disclosure on page 15 that Mr. Galik received a higher bonus in 2012 than other named executive officers, but it is unclear what type of "performance and contribution" merited this decision.

Item 15. Exhibits, Financial Statement Schedules

7. In future filings, please file all of the exhibits required by Item 601 of Regulation S-K. Please provide us with a revised exhibit index showing the exhibits you plan to include.

General

8. Please file an unqualified legality opinion for the November 12, 2013 takedown from your shelf registration statement. The opinion should not contain a statement regarding counsel not being members of the Delaware bar nor purporting to be experts in Delaware law. In addition, we note counsel's statement in Exhibit 5.1 to the registration statement disclaiming any undertaking to advise of subsequent changes, even where the Common Shares may be issued from time to time on a delayed or continuous basis. Please confirm your understanding that an unqualified opinion must be filed each time a takedown occurs.

Paul J. Brody
Interactive Brokers Group, Inc.
December 4, 2013
Page 4

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn at (202) 551-3724 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director